EXHIBIT 3

                                Bulldog Investors
                                Philipp Goldstein
                                  Andrew Dakos



October 19, 2007

Hudson Bay Fund L.P.
120 Broadway, 40th Floor
New York, New York 10271
Attention:  Yoav Roth

Gentlemen:

As consideration for the purchase by Hudson Bay Fund LP from Bulldog Investors and its affiliates (together, the "SELLER") of 1,381,770 shares (the "SHARES") of common stock of Paramount Acquisition Corp. (the "COMPANY") on the date hereof (the "PURCHASE") at a purchase price of $6 per share, Seller hereby agrees as follows:

1. Seller hereby represents and warrants that:

      i) Seller was the holder of record of the Shares on October 1, 2007 and Seller currently possesses all voting and other rights associated with the Shares; OR

      ii) Seller was not the holder of record of the Shares on October 1, 2007, however, Seller has acquired, and currently possesses, the right to vote the Shares on all matters to be voted upon by the Company's stockholders (the "PROPOSALS") at the special meeting scheduled to be held on October 22, 2007, or any postponements or adjournments thereof, the "MEETING").

2. Seller hereby agree to vote all of the Shares "FOR" each of the Proposals at the Meeting, or any postponement or adjournment thereof, or as otherwise directed by you in writing and not to exercise any conversion rights with respect to the Shares. Seller further agrees that prior to the closing of the transaction between the Company and Chem Rx, Seller shall not, and shall not permit any of its affiliates to purchase, either directly or indirectly, any shares of common stock of the Company, become the beneficial owner of any shares of common stock of the Company or otherwise acquire any rights, including but not limited to the right to vote, in respect of any shares of common stock of the Company.

4. Seller further agrees that should Seller fail to perform any of its obligations pursuant to this letter agreement or should it be determined that neither of the representations and warranties above are true and accurate as of the date hereof (any of the foregoing, a "BREACH"), then Seller shall be obligated to repurchase the Shares, on the same terms and conditions as the Purchase, on the next business day following such Breach.

5. Seller agrees that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shaft be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement.

6. Seller agrees that it shall, at its own expense, take such further actions and execute such further forms and agreements as requested by you from time to time in order to effect the foregoing including, but not limited to, any forms and agreements providing for the transfer to Hudson Bay Fund LLP of the Seller's right to vote the Shares at the Meeting.

7. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.

                                               Sincerely,

                                               BULLDOG INVESTORS

                                               By: /s/ Andrew Dakos
                                                   --------------------------
                                               Name:  Andrew Dakos
                                               Title: Principal



Acknowledged and agreed to by:

HUDSON BAY FUND LP

By:  /s/ Yoav Roth
    -------------------------
Name:  Yoav Roth